Exhibit 1A-15.2

1810 Chapel Avenue West Suite 200 Cherry Hill, NJ 08002 www.lexnovalaw.com	Markley S. Roderick, Esquire Member of the NJ and PA Bar Direct Dial (856) 382-8402 mroderick@lexnovalaw.com

May 15, 2020

Sent by Email and Filed Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

Washington, D.C. 20549

barberenameissneri@SEC.GOV

Re:	Energea Portfolio 1 LLC (the “Company”)
Draft Offering Statement on Form 1-A
Submitted April 15, 2020
CIK 0001808949

Dear Gentlemen and Ladies:

This is in response to your letter of May 12, 2020. We have copied below the comments from your letter and provided the Company’s response below each comment, in some cases separating paragraphs of your comments for clarity.

Also enclosed are clean and blacklined versions of the Offering Circular, reflecting the changes we have made in response to your comments as well as certain other changes and clarifications.

This letter, the Offering Circular, and the related documents have also been filed through EDGAR.

Your Comment #1 – Executive Summary – The Offering, page 2

We note your disclosure on page 13 that you have not yet invested in any Projects but have identified three Projects in which you are likely to invest. Please revise your disclosure here and throughout your filing, including your appendices, to make clear that the Company currently has no Projects and no cash flows. In addition, please disclose the basis for your belief that the Company is likely to invest in these three Projects. For example, please disclose whether you have entered into any preliminary agreements or understandings with respect to any of these Projects.

Our Response:

We have added the requested disclosures.

Your Comment #2 – Executive Summary – The Offering, page 2

Please disclose here that holders of your Class A Investor Shares will have no voting rights and provide related risk disclosure in an appropriate place in the filing.

Our Response:

We have added the requested disclosures.

Your Comment #3 – Limitation on rights in Investment Agreement, page 10

We note that Section 13 of your Investment Agreement and Section 12.4 of your LLC Agreement includes a waiver of the right to jury trial. With respect to each agreement, please revise your offering statement to fully describe the provision and provide related risk disclosure regarding the impact of the provision on the rights of investors and any uncertainty about enforceability. In addition, please clarify whether purchasers of Class A Investor Shares in a secondary transaction would be subject to the waiver of the right to jury trial. Lastly, please disclose that with regard to the LLC Agreement, the provision does not apply to claims arising under the Federal securities law, as Section 12.4 indicates.

Our Response:

We have added the requested disclosures.

Your Comment #4 – Forum Selection Provisions, page 11

We note that each of Section 12.3 of your Limited Liability Company Agreement and Section 8 of your Investment Agreement includes a provision identifying the Delaware courts or the Federal courts located in or most geographically convenient to Wilmington, Delaware as the exclusive forum for all disputes arising under the agreement. With respect to each agreement, please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also revise your offering statement to state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If the provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in each of these agreements states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.

Our Response:

We have added the requested disclosures.

Your Comment #5 – We are an “Emerging Growth Company” Under the JOBS Act, page 12

Please disclose whether you have elected to delay complying with any new or revised financial accounting standard until the date that a company that is not an issuer is required to comply with such new or revised accounting standards. Refer to paragraph (a)(3) of Part F/S of Form 1-A.

Our Response:

We have added the election referred to.

Your Comment #6 – Our Company and Business, page 13

You disclose that each Project will comply with Normative Resolution ANEEL n° 482/2012, the primary governing law governing solar electricity systems in Brazil, as well as with other national and local laws. Please expand your disclosure to describe the regulations that are material to your business. See Item 7(a)(2) of Part II of Form 1-A.

Our Response:

We have removed the reference to other Brazilian laws and regulations.

We believe it goes without saying that an issuer will comply with the law. We mentioned Normative Resolution ANEEL nº 482/2012 to assure prospective investors that the Company is aware of the Brazilian law governing solar power. However, providing a comprehensive summary of that law would be extremely burdensome while providing nothing of value to prospective investors. By way of comparison, the disclosures provided by REITs do not include comprehensive summaries of state real estate laws.

If the Company believed that any aspect of Normative Resolution ANEEL nº 482/2012 or any other applicable law would have a material adverse effect on the Company and its business, or prevent the Company from achieving the estimated financial results presented, the Company would be required to disclose that belief.

Your Comment #7 – The Crisis of Climate Change, page 14

Please explain to us the basis of your assertion on Page 1 that “the customer will typically save 20% - 40% on its electricity bill,” and provide context for this statement to include the initial outlay required prior to experiencing any “savings.” Similarly, we note you make numerous statements regarding your industry citing third party data (e.g., IPCC, EPA and World Resources Institute). However, you do not attribute third party citations to certain other industry claims disclosed on pages 2, 14, and 15. Please provide in your written letter of response the bases for these statements. Please also provide the date of all third party date you reference, such as the data you cited from IPCC, EPA, and World Resources Institute.

Our Response:

With respect to the assertion that “the customer will typically save 20% - 40% on its electricity bill,” the electric rates paid by customers to the utility is published and the effective rate paid by the customer to the Company is established in advance. Thus, the savings can easily be calculated for each Project. There is no initial outlay required to obtain these savings.

We have added sources for other information provided, as well as the dates of those sources.

We have not provided sources for other claims, such as the fires that burned Australia earlier this year or the threats of flooding to Manhattan and Miami. We believe these are well-known facts that require no attribution.

Your Comment #8 – Leverage, page 18

You disclose that your Manager currently has access to approximately $35,000,000 of project credit. Please provide more details regarding this project credit, including whether the registrant or the Manager intend to incur indebtedness so that these funds can be applied to the Projects you anticipate acquiring, developing, and operating.

Our Response:

We have provided additional information concerning the project credit, and also made clear that the Company assumes that the first three Projects will be funded solely with equity, not with debt. This information is also provided in the Project Summaries attached as Appendices.

Your Comment #9 – Our First Projects, page 22

We note you plan to acquire three solar energy projects in Brazil and intend to use the proceeds of this offering to finance these projects. You also present “ProForma-Annual” financial information for each project in the appendices. The “ProForma-Annual” financial information appears to represent projections for future periods and its labelling as “pro forma” appears inconsistent with Rule 8-05 of Regulation S-X. Please revise your disclosure accordingly.

Our Response:

We have replaced the term “pro forma” to refer to “Estimated Results of Operations.”

Your Comment #10 – Our First Projects, page 22

We note your inclusion of multi-year financial projections included in the appendices for each of the projects you expect to acquire. Given you have not begun operations, please explain how you determined projections for the respective lengths of time and that the underlying assumptions built into these projections are reasonable. To the extent these projections are based on contracts that have been negotiated or are in negotiation, clarify this in your disclosure. Please refer to Part II (b) of Form 1-A and the guidelines for projections in Item 10 Regulation S-K.

Our Response:

We have provided additional disclosure.

As noted in our disclosure, this is an unusual business as far as financial projections are concerned. In this business all the material items of revenue and expense are established at the outset, through the life of the Project, based on executed contracts, typically before investors are exposed to any risk. Item 10 of Regulation S-K requires an issuer to have a “reasonable basis” for its projections. We believe that executed contracts establishing all material revenue and expense satisfy this standard.

Your Comment #11 – Securities Being Offered: The Class A Investor Shares – Description of Securities, page 23

In addition to the referenced sources, please briefly summarize the rights of the Investor Shares and also revise our disclosure to provide a brief description of the rights of the Common Shares. Refer to Item 14 of Part II of Form 1-A.

Our Response:

We have added disclosures concerning the Class A Investor Shares and the Common Shares.

Your Comment #12 – Summary of LLC Agreement and Authorizing Resolution – Management, page 38

We note your disclosure that a vote to remove the Manger for cause must be approved by Investor Members owning at least two-thirds of the outstanding Investor Shares, and that whether “cause” exists would then be decided in arbitration proceedings conducted under the rules of the American Arbitration Association. Please expand your disclosure to discuss the impact, if any, that the binding arbitration provision in Section 5.6.2(c) of your LLC Agreement would have on the ability of investors to seek remedies outside the arbitration process and provide related risk disclosure regarding the impact on the ability of investors to remove the Manager. In addition, please clarify whether purchasers of Class A Investor Shares in a secondary transaction would be subject to this provision.

Our Response:

An arbitration provision in a contract does limit the ability of a party to file a lawsuit in court, by definition. We have made that clearer, and also confirmed that a purchaser of Class A Investor Shares in a secondary transaction would be subject to this provision, just as such a purchaser would be subject to every other provision of the LLC Agreement. Finally, we have added to the existing risk disclosure.

Your Comment #13 – Our Management Team Business Experience, page 49

Please revise your disclosure to clearly describe the business experience during the past five years of your directors, officers and significant employees, including in each case their principal occupations and employment during that period, and the name and principal business of any corporation or other organization in which such occupations and employment were carried on. Refer to Item 10(c) of Part II of Form 1-A.

Our Response:

We have provided the information requested.

Your Comment #14 – Financial Statements, page F-2

We note you only include an audited balance sheet as of February 29, 2020. Please include audited statements of comprehensive income, cash flows and changes in members equity for the period from January 23, 2020 (date of inception ) through February 29, 2020 or tell us how your presentation of a balance sheet only complies with paragraph (c) of Part F/S of Form 1-A and Rule 8-02 of Regulation S-X. Please also clarify your fiscal year-end for financial reporting purposes.

Our Response:

We have included additional financial statements requested.

Your Comment #15 – General

Please provide us with an analysis that supports your belief that your principal place of business would be in the United States or Canada for purposes of establishing your eligibility to conduct an offering under Regulation A. In this regard, we note that all of the Projects you acquire, develop, and operate will be located in Brazil. Also, Chris Sattler, your Co-CEO, lives in Rio de Janeiro (page 49) and Antonio Pires / Peres (both names appear at page 49) is listed as your “VP of EPC, Brazil” with a list of positions apparently held in Brazil. Refer to Securities Act Rule 251(b)(1) and, for additional guidance, please see Securities Act Rules compliance and Disclosure Interpretation 182.03.

Our Response:

Please note that:

●	The Company is managed by Energea Global LLC.

●	Mr. Silvestrini, who owns more than 51% of Energea Global LLC, is a full-time resident of Connecticut.

●	Mr. Sattler, an American citizen, lives in Brazil temporarily, to manage the development of the Brazilian market, although he maintains a mailing address in the U.S. He plans to return to the U.S. next year.

●	Energea Global LLC is developing projects not only in Brazil, but in the United States and Africa.

●	In addition to Mr. Silvestrini, the Chief Technology Officer, Chief Project Analyst, Controller, and Chief Marketing Officer of Energea Global LLC all live and work in the United State on a full-time basis.

Thus, the Company, a Delaware limited liability company, is “an entity organized under the laws of the United States. . . .or any State. . . .thereof. . . . with its principal place of business in the United States. . . .”

Oral Comments

When I spoke with Irene Barberena-Meissner on May 13, 2020, she made several additional comments:

●	She noted that we just submitted an amended Offering Circular and that this would not be reviewed separately. We agree. Instead, we have included all changes in the Offering Circular filed with this letter.

●	In the section captioned “Management Discussion – Trends,” she suggested adding a reference to the risks presented by the COVID-19 pandemic. We have done so.

●	In the section captioned “Securities Being Offered – The Class A Investor Shares – Price of Class A Investor Shares,” we state “Changes in the price of the Class A Investor Shares will be reflected in a supplement to this Offering Statement filed with the SEC.” Ms. Barberena-Meissner notes that a material price change representing a “fundamental change” must be effected via amendment, not via supplement. We acknowledge and agree. The price changes anticipated by the Offering Circular will be very small.

●	Citing Rule 251(d)(3)(i)(F), she objected to the statement “The Offering will begin as soon as our Offering Statement is ‘qualified’ by the U.S. Securities and Exchange Commission,” which appears on the cover page and elsewhere. She indicated that the offering should not begin until two days after qualification. However, the language of Rule 251(d)(3)(i)(F) provides that a continuous offering may be used for “[s]ecurities the offering of which will be commenced within two calendar days after the qualification date. . . .” Thus, we believe the statement is correct as written. We have added clarifying language concerning the termination of the offering.

●	She noted the last paragraph of the section captioned “Sale and Distribution of Securities” and cautioned that advertisements deemed to be written offers of securities must comply with Rule 251(d)(1)(iii). We have added language to that effect.

●	She noted that Exhibit 1A-11 (Consent of Independent Auditor) and Exhibit 1A-12 (Legal Opinion) were not included in the confidential filing. Both are enclosed with this public filing.

* * *

Thank you for your continued attention to this matter. Please let me know if you have further questions or need additional information.

Very truly yours,

/s/ Markley S. Roderick
Markley S. Roderick

Enclosures

cc: Mr. Michael Silvestrini (without enclosures)